April 1, 2009

VIA EDGAR

Mr. Mark Webb
Legal Branch Chief
Mail Stop 4-8
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:         Western Express Holdings, Inc. (“Western”)
Registration Statement on Form S-1
File No. 333-129655

Dear Mr. Webb:

This letter responds to the inquiry letter of the staff of the Division of Corporation Finance dated March 14, 2009, regarding the status of our registration statement.  Western hereby applies to withdraw its registration statement as the offering has been indefinitely postponed.  No securities were sold in connection with the offering.

Please contact me if you have any questions.

                    Very truly yours,

                    /s/ Mark A. Scudder
                    Mark A. Scudder

c:    Ms. Kathryn McHale
       Mr. Wayne Wise
       Mr. Rick Prickett